Exhibit 99.1

REWALK ROBOTICS LTD.

Kochav Yokneam Building, Floor 6, Yokneam 20692, Israel

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of ReWalk Robotics Ltd. to be held at 4:00 p.m. (Israel time) on Monday, December 15, 2014, at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th floor, Tel Aviv, Israel.

The agenda for the Meeting is set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ‘‘FOR’’ all the proposals on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy at your earliest convenience so that it will be received no later than 48 hours before the Meeting or vote by telephone or over the Internet if your proxy card describes such voting methods.

Thank you for your continued support.

Very truly yours,

Jeff Dykan
Chairman of the Board of Directors

Yokneam, Israel

November 10, 2014

REWALK ROBOTICS LTD.

Kochav Yokneam Building, Floor 6, Yokneam 20692, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS

To the shareholders of ReWalk Robotics Ltd.:

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of ReWalk Robotics Ltd. will be held at 4:00 p.m. (Israel time) on Monday, December 15, 2014, at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

1.	To ratify the election of the following members of our Board of Directors as external directors: Glenn Muir and Dr. John William Poduska;

2.	Approval of a compensation policy for our directors and officers;

3.	Approval and ratification of option grants to our directors who are neither external directors nor employed by us;

4.	Approval of the compensation of our external directors;

5.	Approval of RSU grants to our directors;

6.	Approval of a bonus plan for our Chief Executive Officer and our President and Chief Technology Officer; and

7.	Approval of an IPO cash bonus, option grants and RSU grants to our Chief Executive Officer.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on November 6, 2014 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by us at least 48 hours before the Meeting or vote by telephone or over the Internet if your proxy card describes such voting methods. Your proxy may be revoked at any time before it is voted if you return a later-dated proxy card or if you vote your shares in person at the Meeting if you are the record holder of the shares and can provide a copy of a certificate(s) evidencing your shares. If your shares are held in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares on your behalf.

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Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors,

Jeff Dykan
Chairman of the Board of Directors

Yokneam, Israel

November 10, 2014

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REWALK ROBOTICS LTD.

Kochav Yokneam Building, Floor 6, Yokneam 20692, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, par value NIS 0.01 each (the “Shares”), in connection with the solicitation of proxies by our Board of Directors (the “Board of Directors”) for use at an Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Monday, December 15, 2014 at 4:00 p.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.

The agenda of the Meeting will be as follows:

1.	To ratify the election of the following members of our Board of Directors as external directors: Glenn Muir and Dr. John William Poduska;

2.	Approval of a compensation policy for our directors and officers;

3.	Approval and ratification of option grants to our directors who are neither external directors nor employed by us;

4.	Approval of the compensation of our external directors;

5.	Approval of RSU grants to our directors;

6.	Approval of a bonus plan for our Chief Executive Officer and our President and Chief Technology Officer; and

7.	Approval of IPO cash bonus, option grants and RSU grants to our Chief Executive Officer.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to ReWalk in the manner set forth in Article 22(c) of our Articles of Association no later than November 17, 2014. If the Board of Directors determines that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth in the Proxy Statement.

ABOUT THE MEETING

Q:	When and where is the Extraordinary General Meeting of Shareholders being held?

A:	The Meeting will be held on Monday, December 15, 2014, at 4:00 p.m. Israel time, at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th floor, Tel Aviv, Israel.

Q:	Who can attend the Meeting?

A:	Any shareholder may attend. Current proof of ownership of ReWalk’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on the Record Date are entitled to vote at the Meeting.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:	You may vote by mail. You can do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

You may vote in person. Ballots will be passed out at the Meeting to anyone who wants to vote at the Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) and vote.

“Street name” holders may also vote by phone or through an Internet website. If you hold your shares in “street name” (e.g., through a broker, bank or other nominee), then you received this proxy statement from the nominee, along with the nominee’s proxy card, which includes voting instructions (including voting by phone or through an Internet website) and instructions on how to change your vote.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:	Many ReWalk shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

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Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to ReWalk or to vote in person at the Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Meeting. You also may attend the Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the Meeting agenda would be considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation.

Q:	Does ReWalk recommend I vote in advance of the Meeting?

A:	Yes. Even if you plan to attend the Meeting, we recommend that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Q:	If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of ReWalk, delivered to ReWalk’s address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Meeting and voting in person (attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:	When you submit a proxy vote, you appoint Jeff Dykan, Larry Jasinski and Ami Kraft, or any of them, as your representative(s) at the Meeting. Your shares will be voted at the Meeting as you have instructed.

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Upon the receipt of a properly submitted proxy card, which is received in time (by 4:00 p.m., Israel Time, on December 13, 2014, 48 hours prior to the Meeting) and not revoked prior to the Meeting, or which is presented to the chairperson at the Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE MEETING

Q:	What constitutes a quorum?

A:	To conduct business at the Meeting, two or more shareholders must be present, in person or by proxy, representing at least 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non-votes will be counted as present in determining if a quorum is present.

Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman of the meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:	How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. ReWalk’s Articles of Association do not provide for cumulative voting.

Each of the proposed resolutions requires, in addition to the affirmative vote of a simple majority of our ordinary shares voted in person or by proxy at the Meeting on the proposal, either a separate majority that excludes the votes of certain shareholders (for example, in certain cases controlling shareholders and shareholders who have a personal interest in the approval of the resolution), or that the total number of shares voted against the proposal by shareholders (other than the shareholders who are excluded in the calculation of the separate majority) does not exceed 2% of our outstanding voting power. The approval requirements for each proposed resolution are specified under the relevant proposal; the term “controlling shareholder” is defined below under each proposal, and the term “personal interest” is defined below under Proposal 1.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter. Broker non-votes will not be counted as present and are not entitled to vote on any proposed resolution.

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Q:	How will my shares be voted if I do not provide instructions on the proxy card?

A:	If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.	“FOR” the ratification of the election of each of Glenn Muir and Dr. John William Poduska as an external director for a term of three years, or until his office is vacated in accordance with ReWalk’s Articles of Association or the Israeli Companies Law.

2.	“FOR” the approval of our proposed compensation policy.

3.	“FOR” the approval and ratification of option grants to our directors who are neither external directors nor employed by us.

4.	“FOR” the approval of the proposed compensation of our external directors.

5.	“FOR” the approval of the proposed restricted stock units award to our directors who are not employed by us.

6.	“FOR” the approval of the proposed bonus plan for our Chief Executive Officer and our President and Chief Technology Officer.

7.	“FOR” the approval of the proposed IPO cash bonus, option grants and RSU grants to our Chief Executive Officer.

8.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Meeting, but will not be considered as present and entitled to vote on any matter to be considered at the Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Meeting?

A:	We plan to announce preliminary voting results at the Meeting.

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies for the Meeting?

A:	ReWalk will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of ReWalk may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by ReWalk for their reasonable out-of-pocket expenses. ReWalk may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by us.

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POSITION STATEMENTS

Q:	Can a shareholder express an opinion on a proposal prior to the Meeting?

A:	In accordance with the Israeli Companies Law and regulations promulgated thereunder, any ReWalk shareholder may submit a position statement on its behalf, expressing its position on an agenda item for the Meeting, to Kochav Yokneam Building, Floor 6, Yokneam 20692, Israel, Attention: Chief Executive Officer, or by facsimile to +972-4-9590125, no later than November 17, 2014. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investors” portion of our Company’s website, www.rewalk.com. The contents of that website are not a part of this proxy statement.

OUTSTANDING SHARES AND VOTING RIGHTS

We had, as of the Record Date, 11,978,554 Shares outstanding. Only shareholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The voting rights of all shareholders are the same. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

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BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 30, 2014 concerning the number of ordinary shares beneficially owned, directly or indirectly, by: (i) each person or entity known to us to beneficially own 5% or more of our outstanding Shares; and (ii) by all of our current directors and officers as a group. All percentage information is based on 11,918,328 Shares outstanding as of September 30, 2014:

Name	Number of Shares	Percentage of Shares
Entities affiliated with SCP Vitalife Partners(1)	1,953,984	16.4
Yaskawa Electric Corporation(2)	1,561,968	13.1
Israel Healthcare Ventures 2 L.P.(3)	1,445,886	12.0
Entities affiliated with Pontifax(4)	950,314	7.9
Entities affiliated with OurCrowd Investment in Argo L.P.(5)	617,664	5.1
All of our officers and directors as a group(6)	2,850,070	23.1

Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such Shares. Shares subject to options that are currently exercisable or exercisable within 60 days of September 30, 2014, are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on our filings with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors and officers may include Shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership.

(1)	Consists of 1,326,528 ordinary shares and warrants to purchase 22,374 ordinary shares held by SCP Vitalife Partners II L.P. (“SCP Vitalife Partners II”), 443,056 ordinary shares and warrants to purchase 7,488 ordinary shares held by SCP Vitalife Partners (Israel) II L.P. (“SCP Vitalife Partners Israel II”), 69,228 ordinary shares held by Vitalife Partners (Overseas) L.P. (“Vitalife Partners Overseas”), 22,896 ordinary shares held by Vitalife Partners (Israel) L.P. (“Vitalife Partners Israel”), 23,148 ordinary shares held by Vitalife Partners (D.C.M) L.P. (“Vitalife Partners DCM”) and 39,276 ordinary shares currently held by the Office of the Chief Scientist, or OCS, that Vitalife Partners Overseas, Vitalife Partners Israel and Vitalife Partners DCM have the right to acquire from OCS. Shares beneficially owned include 62,468 shares purchased by SCP Vitalife Partners II and 20,866 shares purchased by SCP Vitalife Partners Israel II in ReWalk Robotics’ initial public offering,. SCP Vitalife II Associates, L.P. (“SCP Vitalife Associates”) is the general partner of the foregoing entities and SCP Vitalife II GP, Ltd. (“SCP Vitalife GP”) is the general partner of SCP Vitalife Associates. Winston J. Churchill, Jeff Dykan, Abraham Ludomirski, and Wayne B. Weisman are the directors of SCP Vitalife GP and, as such, share voting and dispositive power over the shares held by the foregoing entities. The principal business address of SCP Vitalife Partners II, SCP Vitalife Associates, SCP Vitalife GP, and Messrs. Churchill and Weisman is 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. The principal business address of SCP Vitalife Partners Israel II, Vitalife Partners Israel, Vitalife Partners Overseas, Vitalife Partners DCM, Mr. Dykan and Dr. Ludomirski is 32B Habarzel Street, Ramat Hachayal, Tel Aviv 69710, Israel.

(2)	Yaskawa Electric Corporation is a widely-held Japanese corporation the securities of which are listed on the Tokyo Stock Exchange. Its address is 2-1 Kurosakishiroishi, Yahatanishi-ku, Kitakyushu 806-0004, Japan.

(3)	Consists of 1,322,154 ordinary shares and warrants to purchase 123,732 ordinary shares held by Israel Healthcare Ventures 2 L.P. (“IHCV”). Shares beneficially owned does not include 83,333 shares purchased by an entity affiliated with a limited partner of IHCV because IHCV is not the beneficial owner of such shares. IHCV2 General Partner Limited, a company incorporated under the laws of the Island of Guernsey, is the sole general partner of IHCV, and has voting control and investment power over the shares held by IHCV, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. IHCV2 General Partner Limited has authorized Mr. Gordon Snelling and/or Mrs. P.M. Witford to exercise its voting and dispositive rights. The shareholder’s address is Level Four North, Town Mills Trinity Square, St. Peter Port, GY1 3HN, Island of Guernsey.

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(4)	Consists of 421,242 ordinary shares and warrants to purchase 43,650 ordinary shares held by Pontifax (Cayman) II, L.P., 316,738 ordinary shares and warrants to purchase 32,868 ordinary shares held by Pontifax (Israel) II, L.P., and 123,054 ordinary shares and warrants to purchase 12,762 ordinary shares held by Pontifax (Israel) II—Individual Investors, L.P. Pontifax Management II L.P. (“Pontifax Management”) is the general partner of the foregoing entities, and Pontifax Management 2 G.P. (2007) Ltd. (“Pontifax Management GP”) is the general partner of Pontifax Management. Mr. Tomer Kariv and Mr. Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the shares held by these entities. The principal business address of the foregoing entities and individuals is 14 Shenkar Street, Herzliya 46140, Israel.

(5)	Consists of 269,328 ordinary shares and warrants to purchase 35,046 ordinary shares held by OurCrowd Investment in Argo L.P., 37,782 ordinary shares and warrants to purchase 5,400 ordinary shares held by OurCrowd Investment in Argo – II L.P., 57,924 ordinary shares and warrants to purchase 28,962 ordinary shares held by OurCrowd Investment in Argo – III L.P., 57,924 ordinary shares and warrants to purchase 28,962 ordinary shares held by OurCrowd Investment in Argo – IV L.P., 58,698 ordinary shares and warrants to purchase 29,358 ordinary shares held by OurCrowd Investment in Argo – V L.P. and 5,526 ordinary shares and warrants to purchase 2,754 ordinary shares held by OurCrowd International Investment II L.P. Shares beneficially owned also includes 10,416 shares purchased by OurCrowd Investment in Argo L.P. in ReWalk Robotics’ initial public offering. The general partner of each of these entities is OurCrowd International Limited. Jonathan Medved and Steven Blumgart are the directors of OurCrowd International Limited, and as such, share voting and dispositive power over the securities held by each of these entities. The principal business address of these entities is 14 Rabbi Akiva Street, Jerusalem, Israel.

(6)	Consists of (i) 2,463,978 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 386,092 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested within 60 days of September 30, 2014.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2013. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to ReWalk, as recognized in our financial statements for the year ended December 31, 2013 plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our Articles of Association.

The representative exchange rate as published by the Bank of Israel for 2013 on average was NIS 3.6094 to $1.00, and is provided herein for convenience.

Name and Principal Position (1)	Salary Cost(2) (US$ in thousands)	Consultancy Fees (US$ in thousands)	Bonus(3) (US$ in thousands)	Equity-Based Compensation(4) (US$ in thousands)	Total (US$ in thousands)
Larry Jasinski –CEO	361	N/A	75	75	511
Amit Goffer – President and CTO	214	N/A	11	24	249
John Hamilton – VP Regulatory	225	N/A	22	11	258
Jodi Gricci – VP Marketing	217	N/A	17	11	245
Ofir Koren – VP R&D	181	N/A	17	17	215

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

(2)	Salary cost includes the Covered Executive’s gross salary plus payment of social benefits made by ReWalk on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with ReWalk’s policies.

(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective employment agreements.

(4)	Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2013 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

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PROPOSAL 1

RATIFICATION OF ELECTION OF

EXTERNAL DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as us, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) to have at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates,” as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms. Pursuant to a regulation promulgated under the Companies Law, a company listed on the Nasdaq Global Market may re-elect an external director for additional terms of up to three years each if the company’s Audit Committee and board of directors find that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an external director is in the best interests of the company. All of the external directors of a company must be members of its Audit Committee and Compensation Committee, and each other committee of a company’s Board of Directors that is authorized to execute powers of the Board of Directors must include at least one external director.

In anticipation of our initial public offering, Glenn Muir was appointed to our Board of Directors in July 2014 and Dr. John William Poduska was appointed to our Board of Directors in September 2014. On August 26, 2014, following the recommendation of the Audit Committee of the Board of Directors (the “Audit Committee”) and the Board of Directors, our shareholders determined that Mr. Glenn Muir and Dr. John William Poduska would serve as our external directors. The Companies Law requires that our shareholders ratify the election of Mr. Muir and Dr. Poduska as our external directors within three months following our initial public offering. It is proposed that our current shareholders ratify the election of Mr. Glenn Muir and Dr. John William Poduska as external directors for a term of three years, taking into consideration Mr. Muir’s and Dr. Poduska’s expertise and business experience (as summarized below). In light of these factors, the Audit Committee and the Board of Directors believe that each of Mr. Muir’s and Dr. Poduska’s continued service as an external director is in our best interests. At the Meeting, you will be asked to ratify the election of each of Mr. Glenn Muir and Dr. John William Poduska as an external director for a three-year term.

A brief biography of each of Mr. Glenn Muir and Dr. John William Poduska is set forth below:

Glenn Muir, 55, has served on our Board of Directors since July 2014. Until May 2014, Mr. Muir served as Executive Vice President, Finance and Administration of Hologic, Inc. (NASDAQ: HOLX) since September 2000 and as Chief Financial Officer since 1992. Hologic is a manufacturer and supplier of premium diagnostics products, medical imaging systems and surgical products with an emphasis on serving the healthcare needs of women. Prior to that, Mr. Muir served as the Controller of Hologic from the time he joined in October 1988 through 1992 including during its initial public offering in 1990. Mr. Muir served as a director of Hologic from 2001 through 2013. Mr. Muir holds a B.B.A. with a major in accounting from the University of Massachusetts in Amherst, an M.B.A. from the Harvard Graduate School of Business Administration and an M. Sc. in taxation from Bentley College Graduate School of Business. Mr. Muir is also a certified public accountant.

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Dr. John William Poduska, 76, has served on our Board of Directors since September 2014. Dr. Poduska currently serves as a director of EXA Corporation (NASDAQ: EXA) where he serves as chairman of the Compensation Committee and a member of the nominating and governance committee. He also serves as a director on the boards of a number of privately-held companies. Dr. Poduska also served as a director of Novell, Inc. until 2011 and of Anadarko Petroleum Corporation and Safeguard Scientifics, Inc. until 2009. Dr. Poduska was the Chairman of Advanced Visual Systems Inc., a provider of visualization software, from January 1992 to December 2001. From December 1989 until December 1991, Dr. Poduska was President and Chief Executive Officer of Stardent Computer Inc., a computer manufacturer. From December 1985 until December 1989, Dr. Poduska served as Chairman and Chief Executive Officer of Stellar Computer Inc., a computer manufacturer he founded which is the predecessor of Stardent Computer Inc. Prior to founding Stellar Computer, Inc., Dr. Poduska founded Apollo Computer Inc. and Prime Computer, Inc. Dr. Poduska holds a Sc.D. from MIT and an Honorary Doctorate of Humane Letters from Lowell University.

Each of Mr. Muir and Dr. Poduska has certified to us that he complies with all qualifications of an external director under the Companies Law and all the qualifications of an independent director under the NASDAQ Listing Rules. In addition, the Board of Directors has designated Mr. Muir as an “Audit Committee financial expert,” as defined in the SEC rules.

Required Approval

The election of an external director requires the affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter, and further requires that either: (i) the shares voted in favor of such resolution include a majority of the shares voted by shareholders who neither: (a) are “controlling shareholders” (as such term is defined in the Companies Law and summarized below) nor (b) have a “personal interest” (as such term is defined in the Companies Law and summarized below) in the appointment merely as a result of a relationship with the controlling shareholder; or (ii) the total number of shares voted against the resolution by non-controlling shareholders and shareholders who do not have a personal interest, as described in clause (i), does not exceed 2% of our outstanding voting power.

Under the Companies Law:

•	a “controlling shareholder” for purposes of this proposal is any shareholder who has the ability to direct the Company’s actions, including any shareholder holding 50% or more of the voting rights in the Company. To the knowledge of ReWalk, there is no shareholder who is a controlling shareholder.
•	a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Shares. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you believe that you do have a personal interest, please contact our Chief Executive Officer to declare such interest by facsimile no. (+972-4) 959-0125 for instructions on how to vote your Shares and indicate that you have a personal interest or, if you hold your Shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

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Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to ratify the election of Mr. Glenn Muir to the Board of Directors for a three-year term as an external director, commencing as of the date hereof.”

“RESOLVED, to ratify the election of Dr. John William Poduska to the Board of Directors for a three-year term as an external director, commencing as of the date hereof.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL 2

APPROVAL OF A COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS

Background

Under the Companies Law, all public companies are required to adopt a policy governing the compensation of “office holders.” The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer. In general, all office holders’ terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with a company’s compensation policy, once adopted.

Pursuant to the Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses and equity-based awards), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Pursuant to the Companies Law, a compensation policy is required to be approved by the Board of Directors, following the recommendation of the Compensation Committee, and by the shareholders (by a special majority), in that order, at least once every three years.

Our Compensation Committee of the Board of Directors and our Board of Directors have approved the Compensation Policy for Executive Officers and Non-Executive Directors, which is attached hereto as Exhibit A (the “Compensation Policy” or the “Policy”).

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof:

•	Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for ReWalk’s success and enhance shareholder value, and to promote for each executive officer an opportunity to advance in a growing organization.

•	Compensation instruments: Includes base salary; certain customary benefits; cash bonuses; equity-based awards; and retirement and termination arrangements.

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•	Performance-based compensation: ReWalk aims to closely align the interests of the executive officers with those of ReWalk’s shareholders in order to enhance shareholder value. ReWalk aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the Compensation Policy in order, among other things, to tie the compensation of each executive officer to ReWalk’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of ReWalk and its shareholders.

•	Internal compensation ratio: ReWalk will target a ratio between overall compensation of the executive officers and the average and median salary of the other employees of ReWalk, as set forth in the Compensation Policy, to ensure that levels of executive compensation will not have a negative impact on employee morale at ReWalk.

•	Base salary, benefits and perquisites: The Compensation Policy provides guidelines and criteria for determining base salary, benefits and perquisites for executive officers.

•	Cash bonuses: ReWalk’s policy provides for annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps, set forth in the Compensation Policy.

•	“Clawback”: In the event of an accounting restatement, ReWalk would be entitled to recover from current executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back.

•	Equity-based awards: ReWalk’s policy is to provide equity-based awards in the form of stock options, restricted stock units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting periods, set forth in the Compensation Policy.

•	Retirement and termination: The Compensation Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

•	Exculpation, indemnification and insurance: The Compensation Policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance.

•	Directors: The Compensation Policy provides guidelines for the compensation of our non-executive directors in accordance with applicable regulations promulgated under the Israeli Companies Law, and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

•	Applicability: the Compensation Policy will apply to all compensation agreements and arrangements that will be approved after the date on which the compensation policy is approved by the shareholders.

•	Review: the Compensation Committee and the Board of Directors of ReWalk shall review and reassess the adequacy of the Compensation Policy from time to time, as required by the Israeli Companies Law.

Required Approval

Pursuant to the Companies Law, the approval of the Compensation Policy requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, and further requires that either (i) a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the election of the Compensation Policy or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the Compensation Policy does not exceed 2% of our outstanding voting power.

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For information regarding the definition of a controlling shareholder for purposes of this proposal and personal interests under the Companies Law, and related voting procedures, please see Proposal 1 above, under the caption “Required Approval.” The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. All of our directors and officers are deemed to have a “personal interest” in this matter.

According to the Companies Law, even if the shareholders do not approve the Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined, based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of ReWalk despite the opposition of the shareholders.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Compensation Policy, in the form attached as Exhibit A to the Proxy Statement, be, and it hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL 3

APPROVAL AND RATIFICATION OF

OPTION GRANTS TO OUR DIRECTORS WHO ARE

NEITHER EXTERNAL DIRECTORS NOR EMPLOYED BY US

Background

At the Meeting, you will be asked to approve the equity-based compensation we intend to provide to our current and future Other Directors. An “Other Director” is defined in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 2000, as amended (the “Regulations”), as a director who is not an external director, but excluding for this purpose: (i) a director who controls the company; (ii) a director who serves in another position with the company or provides it with services on a regular basis; and (iii) a director who serves in a position in a corporation that controls the company or provides such corporation with services on a regular basis. As of the date hereof, our Other Directors are Jeff Dykan, Dr. Hadar Ron, Asaf Shinar, Wayne B. Weisman, Aryeh (Arik) Dan and Yasushi Ichiki.

In general, we are proposing to align the equity compensation that we pay to all of our non-employee directors. The intention of Proposal 3 and Proposal 4 is to ensure that all of our non-employee directors receive the same equity-based compensation. To date, our Other Directors have not received any compensation for their service on the Board of Directors. However, in order to attract highly-qualified individuals to serve as external directors, and consistent with market practice, ReWalk intends to offer these individuals option grants in addition to cash retainers and board and committee meeting fees. Under the Companies Law, ReWalk can grant options to external directors only based upon option grants to Other Directors. Therefore, ReWalk is proposing to grant options to these Other Directors, in order to be able to also make option grants to the external directors.

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We are proposing (i) to fix the number of options to be granted upon an Other Director’s initial election, such that each Other Director will receive options to purchase 12,546 ordinary shares of ReWalk upon his or her election, and (ii) beginning with the 2015 annual general meeting of our shareholders, to grant each of our Other Directors (and, as described below in Proposal 4, each of our external directors) options to purchase 4,176 ordinary shares of ReWalk as of every annual general meeting following his or her initial election, provided that he or she continues to serve on the Board of Directors following such annual general meeting. None of the Other Directors will receive any options in 2014.

Such options will vest over a period of three years, with 1/12 of the options vesting at the end of each three-month period from the date of their grant, with the vesting of said options accelerated upon certain change of control events. Any such options would be granted under ReWalk’s then-current stock option plan (currently the 2014 Incentive Compensation Plan), would have an exercise price equal to the closing sale price of ReWalk’s ordinary shares as quoted on NASDAQ on the date of their grant and would be subject to the individual annual limit set forth in the Compensation Policy with respect to Equity-based Awards (as such term is defined in the Compensation Policy) to the non-executive members of ReWalk’s Board of Directors (the “Non-Executive Director Equity Cap”).

Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. The Compensation Committee recommended, and the Board of Directors approved, such option grant and determined that it is consistent with the Compensation Policy. In addition, our Compensation Committee and Board of Directors have also discussed and approved the option grants in light of the considerations specified in the Companies Law for companies that have not yet adopted a compensation policy.

Required Approval

The approval of the grant of options, as set forth above, to our directors who are neither external directors nor officers of (or otherwise employed by) ReWalk requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, and further requires that either (i) a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the grant of options or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the grant of options does not exceed 2% of our outstanding voting power. We are presenting the proposed option grant to each of these directors as a separate sub-proposal, and shareholders can vote separately on the proposed grants to each director.

Under the Companies Law, a “controlling shareholder” for this purpose is any shareholder who has the ability to direct ReWalk’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in ReWalk. To the knowledge of ReWalk, there is no shareholder who is a controlling shareholder. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 1 above, under the caption “Required Approval.”

Proposed Resolutions

You are requested to adopt the following resolutions:

“RESOLVED, to grant to each current and future Other Director options to purchase 12,546 ordinary shares of the Company upon his or her election, and in addition options to purchase 4,176 ordinary shares of our Company as of every annual general meeting following his or her initial election, under the terms described in the Proxy Statement”

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The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL 4

APPROVAL OF COMPENSATION OF OUR EXTERNAL DIRECTORS

At the Meeting, you will be asked to approve the proposed compensation package for each of our current and future external directors, as detailed in Exhibit B to this Proxy Statement. The proposed compensation package consists of cash compensation in accordance with regulations adopted under the Companies Law, as detailed in Exhibit B, plus the same options package that is being proposed for our directors who are neither external directors nor officers of, or otherwise employed by, ReWalk. Assuming the adoption of Proposals 1 and 3, Mr. Glenn Muir and Dr. John William Poduska will serve as our initial external directors, and on the date of the Meeting they will each receive options to purchase 12,546 ordinary shares of ReWalk. Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. The Compensation Committee recommended, and the Board of Directors approved, this compensation package in consideration for each of Mr. Muir’s and Dr. Poduska’s ongoing services as an external director, as detailed in Exhibit B, and determined that this compensation package is consistent with the Compensation Policy. In addition, our Compensation Committee and Board of Directors have also discussed and approved the option grants in light of the considerations specified in the Companies Law for companies that have not yet adopted a compensation policy.

Required Approval

Assuming the approval of Proposal 3, the approval of the compensation package of each external director as set forth above requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, and further requires that either (i) a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the compensation package of each external director as set forth above or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the compensation package of each external director as set forth above does not exceed 2% of our outstanding voting power.

Under the Companies Law, a “controlling shareholder” for this purpose is any shareholder who has the ability to direct ReWalk’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in ReWalk. To the knowledge of ReWalk, there is no shareholder who is a controlling shareholder. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 1 above, under the caption “Required Approval.”

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the compensation terms of ReWalk’s current external directors and the external directors who may serve from time to time in the future, all as described in the Proxy Statement, be, and the same hereby are, approved.”

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The Board of Directors recommends a vote FOR approval of this proposed resolution.

PROPOSAL 5

APPROVAL AND RATIFICATION OF

RESTRICTED STOCK UNIT AWARDS

TO OUR DIRECTORS WHO ARE NOT EMPLOYED BY US

At the Meeting, you will be asked to approve the grant of restricted stock units (“RSUs”) to our current directors, other than directors who are officers of, or otherwise employed by, ReWalk. Our current directors who are not officers of (or otherwise employed by) ReWalk are Jeff Dykan, Dr. Hadar Ron, Asaf Shinar, Wayne B. Weisman, Aryeh (Arik) Dan, Yasushi Ichiki, Glenn Muir and Dr. John William Poduska.

Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. The Compensation Committee recommended, and the Board of Directors approved, the grant of 6,022 RSUs to each director who is not an officer of (or otherwise employed by) ReWalk, with 1/3 of such RSUs to vest on the first anniversary of their grant and 1/12 of such RSUs to vest at the end of each three-month period thereafter, with the vesting of such RSUs accelerated upon certain change of control events (the “RSU Awards”). The Compensation Committee and the Board of Directors determined that the grants of the RSU Awards are consistent with the Compensation Policy. In addition, our Compensation Committee and Board of Directors have also discussed and approved the RSU Awards in light of the considerations specified in the Companies Law for companies that have not yet adopted a compensation policy. All RSU Awards made to a director pursuant to the above would be subject to the Non-Executive Director Equity Cap.

Required Approval

The approval of the grant of RSUs, as set forth above, to our directors who are not officers of (or otherwise employed by) ReWalk requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, and further requires that either (i) a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the grant of RSUs or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the grant of RSUs does not exceed 2% of our outstanding voting power. We are presenting the proposed RSU grants to each of these directors as a separate sub-proposal, and shareholders can vote separately on the proposed grant to each director.

Under the Companies Law, a “controlling shareholder” for this purpose is any shareholder who has the ability to direct ReWalk’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in ReWalk. To the knowledge of ReWalk, there is no shareholder who is a controlling shareholder. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 1 above, under the caption “Required Approval.”

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

RESOLUTION 5(a): “RESOLVED, that the grant of restricted stock units to Jeff Dykan, all as described in the Proxy Statement, be, and the same hereby is, approved.”

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RESOLUTION 5(b): “RESOLVED, that the grant of restricted stock units to Dr. Hadar Ron, all as described in the Proxy Statement, be, and the same hereby is, approved.”

RESOLUTION 5(c): “RESOLVED, that the grant of restricted stock units to Asaf Shinar, all as described in the Proxy Statement, be, and the same hereby is, approved.”

RESOLUTION 5(d): “RESOLVED, that the grant of restricted stock units to Wayne B. Weisman, all as described in the Proxy Statement, be, and the same hereby is, approved.”

RESOLUTION 5(e): “RESOLVED, that the grant of restricted stock units to Aryeh (Arik) Dan, all as described in the Proxy Statement, be, and the same hereby is, approved.”

RESOLUTION 5(f): “RESOLVED, that the grant of restricted stock units to Yasushi Ichiki, all as described in the Proxy Statement, be, and the same hereby is, approved.”

RESOLUTION 5(g): “RESOLVED, that the grant of restricted stock units to Glenn Muir, all as described in the Proxy Statement, be, and the same hereby is, approved.”

RESOLUTION 5(h): “RESOLVED, that the grant of restricted stock units to Dr. John William Poduska, all as described in the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

PROPOSAL 6

APPROVAL OF BONUS PLAN

FOR EACH OF THE YEARS 2014-2016

FOR MR. LARRY JASINSKI, OUR CHIEF EXECUTIVE OFFICER,

AND FOR MR. AMIT GOFFER, OUR PRESIDENT AND CHIEF TECHNOLOGY OFFICER

Background

The base compensation of each of Mr. Larry Jasinski, our Chief Executive Officer (“CEO”), and of Mr. Amit Goffer, our President and Chief Technology Officer (“President & CTO”) who also serves as our, was approved prior to the IPO. At the Meeting, you will be asked to approve the bonus plan for Mr. Larry Jasinski and for Mr. Amit Goffer, solely in their respective capacities as our CEO and President & CTO, as detailed in Exhibit C to this Proxy Statement (the “CEO and President & CTO Bonus Plan”). Pursuant to the Companies Law, we must obtain the approval of our Compensation Committee, Board of Directors and shareholders, in that order, for the terms of the CEO and President & CTO Bonus Plan. Our Compensation Committee and Board of Directors have approved the CEO and President & CTO Bonus Plan, and have determined that it is consistent with the Compensation Policy. In addition, our Compensation Committee and Board of Directors have also discussed and approved the CEO and President & CTO Bonus Plan in light of the considerations specified in the Companies Law for companies that have not yet adopted a compensation policy.

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Reasons for the Proposal

The Board of Directors establishes well-defined objectives for the management of ReWalk, and believes that it is vital to provide a strong incentive program to motivate the CEO and the President & CTO to meet these objectives, consistent with market practice and the employment agreements we have entered into with the CEO, the President & CTO and with our other officers and employees. Prior to approving the CEO and President & CTO Bonus Plan, our Compensation Committee and Board of Directors considered the above factors in addition to other factors, including comparable industry data, data of peer companies in our industry, the responsibilities performed and to be performed by the CEO and the President & CTO, the compensation for comparably situated executives, as well as certain other factors prescribed by the Companies Law and our Compensation Policy, as described in Proposal 2 above.

Required Approval

The approval of the CEO and President & CTO Bonus Plan requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, and further requires that either (i) a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the CEO and President & CTO Bonus Plan, or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the CEO and President & CTO Bonus Plan does not exceed 2% of our outstanding voting power.

Under the Companies Law, a “controlling shareholder” for this purpose is any shareholder who has the ability to direct ReWalk’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in ReWalk. To the knowledge of ReWalk, there is no shareholder who is a controlling shareholder. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 1 above, under the caption “Required Approval.”

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the terms of the bonus plan of Larry Jasinski, our Chief Executive Officer, and of Mr. Amit Goffer, our President and Chief Technology Officer, as described in the Proxy Statement and in Exhibit C to the Proxy Statement, be, and the same hereby are, approved, with effect as of January 1, 2014.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL 7

APPROVAL OF IPO CASH BONUS,

OPTION GRANTS AND RSU GRANTS

TO OUR CHIEF EXECUTIVE OFFICER

At the Meeting, you will be asked to approve and ratify a cash bonus, grant of options and grant of RSUs to our Chief Executive Officer, under the terms as detailed in Exhibit D to this Proxy Statement (collectively, the “CEO Award”).

Background and Reasons for the Proposal

In August 2014, the Compensation Committee and Board reviewed the option and equity-based award position for our Chief Executive Officer following the completion of the E-round of financing for $13 million which was completed in July 2014. They determined a formula to provide additional options and restricted stock units to employees, including the Chief Executive Officer, in order to maintain a strong incentive program that was consistent with the market.

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Furthermore, on October 7, 2014, the Compensation Committee and Board approved a grant to the Chief Executive Officer, as well as other employees of the Company, of a one-time bonus (independent of the structured bonus program considered at year end) in the amount of three monthly salaries (25% of annual salary) in appreciation of their extraordinary efforts in connection with the successful execution and completion of the Company’s IPO, subject to approval (with respect to Mr. Jasinski) by the Company’s shareholders. The Board determined that the performance of Mr. Jasinski supported this proposal.

Required Approval

Our Compensation Committee and Board of Directors have approved the grant of the CEO Award to the Chief Executive Officer and have determined that it is consistent with the Compensation Policy. In addition, our Compensation Committee and Board of Directors have also discussed and approved the grant of the CEO Award to the Chief Executive Officer in light of the considerations specified in the Companies Law for companies that have not yet adopted a compensation policy.

The approval of the grant of the CEO Award to the Chief Executive Officer requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, and further requires that either (i) a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the grant of the CEO Award to the Chief Executive Officer, or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the grant of the CEO Award to the Chief Executive Officer does not exceed 2% of our outstanding voting power.

Under the Companies Law, a “controlling shareholder” for this purpose is any shareholder who has the ability to direct ReWalk’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in ReWalk. To the knowledge of ReWalk, there is no shareholder who is a controlling shareholder. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 1 above, under the caption “Required Approval.”

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve and ratify the IPO cash bonus, restricted stock unit awards and option grants, as described in the Proxy Statement, to Mr. Larry Jasinski, Chief Executive Officer of ReWalk.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSALS OF SHAREHOLDERS

Any shareholder of ReWalk who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of ReWalk’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Executive Officer at the following address: Kochav Yokneam Building, Floor 6, Yokneam 20692, Israel, Attention: Chief Executive Officer. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Executive Officer must receive the written proposal no later than November 17, 2014. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than November 24, 2014 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

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SHAREHOLDER PROPOSALS FOR ANNUAL GENERAL MEETING IN 2015

To be considered for inclusion in the Company’s proxy statement for the 2015 Annual General Meeting of Shareholders (the “2015 AGM”) pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the following address: Kochav Yokneam Building, Floor 6, Yokneam 20692, Israel, Attention: Chief Executive Officer, and must otherwise comply with the requirements of the Companies Law.

We currently expect that the agenda for the 2015 AGM will include (1) the election (or reelection) of our directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2014 and the auditors’ report for this period, as well as such other matters as the Board shall decide to include in the agenda.

For a shareholder proposal to be considered for inclusion in the agenda for the 2015 AGM, our Chief Executive Officer must receive the written proposal by the 14th calendar day following this Notice and such proposal should be made in the manner set forth in Article 22(c) of our Articles of Association and in accordance with the provisions of Companies Law.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2015 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

Your prompt action is required to vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices at least 48 hours before the Meeting.

Additional Information

ReWalk’s Registration Statement, filed on Form F-1 with the United States Securities and Exchange Commission (the “SEC”) on September 11, 2014, is available for viewing and downloading on the website of the SEC at www.sec.gov.

ReWalk is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. ReWalk fulfills these requirements by filing reports with the SEC. ReWalk’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. ReWalk’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, ReWalk is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that ReWalk is subject to those proxy rules.

By Order of the Board of Directors,

Mr. Jeff Dykan
Chairman of the Board of Directors

November 10, 2014

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Exhibit A – Compensation Policy

ReWalk Robotics Ltd.

Compensation Policy for Executive Officers and Non-Executive Directors

1.	Preamble

This document states the terms of the ReWalk Robotics Ltd. (“ReWalk”) compensation policy for its Executive Officers and Directors (the “Compensation Policy”).

The Compensation Policy is designed to motivate our Executive Officers to drive ReWalk’s business and financial long term goals and to reward significantly on sustainable performance over the long term. Accordingly, the structure of ReWalk’s Compensation Policy ties the compensation for each Executive Officer, to ReWalk’s financial and strategic long term goals and achievements.

For purposes of this Compensation Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in the Israeli Companies Law, 5759-1999 (as may be amended from time to time) (the “Companies Law”), excluding, unless otherwise expressly indicated, the non-executive members of ReWalk’s board of directors (the “Board”).

The effective date of this Compensation Policy is the date of its approval by ReWalks’s shareholders. This Compensation Policy will apply to any compensation determined after its effective date and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of Executive Officers existing prior to such date.

The adoption of this Compensation Policy will not grant any of ReWalks’s Executive Officers a right to receive any elements of compensation set forth in this Compensation Policy. The elements of compensation to which an Executive Officer will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder.

2.	Compensation policy goals

ReWalk’s goals in setting the Compensation Policy for the Executive Officers is to attract, motivate and retain highly experienced personnel who will provide leadership for ReWalk’s success and enhance stockholder value, and to promote for each Executive Officer an opportunity to advance in a growing organization. The primary goals of the Compensation Policy are, therefore:

2.1	Pay for performance

To closely align the interests of the Executive Officers with those of ReWalk’s stockholders in order to enhance stockholder value;

To offer a collaborative workplace environment where each Executive Officer has the opportunity to impact ReWalk’s long-term success;

To provide increased rewards for superior individual and corporate performance, and substantially reduced or no rewards for average or inadequate performance.

2.2	Risk management

To ensure that while a significant portion of each Executive Officer’s total compensation is at risk and tied to the achievement of financial, corporate, functional performance and other goals established by the Board, overall risk taking is managed and maintained;

To minimize any personal incentives for taking high-risks that might potentially imperil the underlying value of ReWalk.

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3.	Compensation elements

ReWalk aims to provide its Executive Officers with a structured compensation package, including competitive salaries and benefits, performance-motivating cash payout and equity incentive programs. ReWalk’s Executive Officers’ compensation package may be composed of the following elements:

3.1	Base salary;

3.2	Benefits and perquisites;

3.3	Cash bonus;

3.4	Equity compensation; and

3.5	Retirement and termination of service arrangements.

4.	Base Salary

4.1	A competitive base salary is essential to ReWalk’s ability to attract and retain highly skilled professionals in the long term. The base salary will vary between Executive Officers, and will be individually determined according to their performance, educational background, prior business experiences, aptitude, qualifications, role, personal responsibilities and taking into account external salary benchmarking for the specific role using a peer-group of companies. Therefore, ReWalk seeks to establish such base salary which will allow it to compete for, and retain, senior executive talent worldwide. To that end, the peer-group companies will be selected and approved by ReWalk’s compensation committee, according to part or all of the following characteristics:

Companies that are direct competitors of ReWalk;

Companies with a similar revenue turnover as that of ReWalk;

Companies with a similar market cap as that of the ReWalk;

Companies that compete with ReWalk for executive talent;

Geographical considerations.

4.2	In the event that the services of the Executive Officer are provided via a personal management company and not by the Executive Officer directly as an employee of ReWalk, the fees paid to such personal management company shall reflect, to the extent determined by ReWalk in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

4.3	In addition, Executive Officers may be awarded a fixed one-time cash payment upon recruitment or promotion.

5.	Benefits and perquisites

Benefits and perquisites for ReWalk’s Executive Officers will be comparable to customary competitive market entitlements. Certain benefits and perquisites are set forth in order to comply with legal requirements, while others serve as an additional component of the Executive Officer compensation package to attract and retain highly skilled professionals at ReWalk.

5.1	Benefits and perquisites which are required or facilitated under local laws or customary in the relevant jurisdiction may include, inter alia, the following:

5.1.1	Vacation of up to 30 days per annum;

5.1.2	Sick days of up to 30 days per annum (or as required by law);

5.1.3	Annual convalescence pay as required by law;

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5.1.4	Payments to pension funds or other types of pension schemes (e.g. managers’ insurance programs, 401K plans in the US);

5.1.5	Disability Insurance;

5.1.6	Payments to an advanced study fund as afforded by law;

5.1.7	Housing (in relevant markets);

5.1.8	Travel and/or car allowances and/or company car;

5.1.9	Health coverage plans and medical expenses.

5.1.10	Relocation costs for Executive Officers (and their families) relocated by ReWalk.

5.2	Such benefits and perquisites may vary depending on geographic location and other circumstances.

5.3	In certain countries, the above benefits will be increased (when applicable) to meet statutory minimum levels.

5.4	Additional benefits intend to complement cash compensation and offer non-monetary rewards to the Executive Officers, and may include, inter alia, the following benefits:

5.4.1	Company cellular phone and related expenses;

5.4.2	Communication equipment and related expenses;

5.4.3	Company car and related expenses;

5.4.4	Education allowances;

5.4.5	Subscriptions to relevant literature.

Such additional benefits will not surpass in value 20% of the base salary of any Executive Officer.

6.	Retirement and termination of service arrangements

Providing certain retirement and/or termination benefits, is designed to attract and motivate highly skilled professionals to join ReWalk and should also contribute in retaining its current Executive Officers.

The retirement and termination of service arrangements, shall consider the circumstances of such retirement or termination, the term of service or employment of the Executive Officer, his/her compensation package during such period, ReWalk’s performance during such period and the Executive Officer’s contribution to ReWalk achieving its goals and/or maximization of its profits.

The retirement and/or termination benefits may include the following benefits:

6.1	Advance notice - advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of 6 months. During such period of time, the Executive Officer may be required to continue his employment with ReWalk.

6.2	Severance pay - as required or facilitated under local laws in the relevant jurisdiction.

6.3	Transition period - Executive Officers may receive up to 6 months of base salary and benefits (i.e., excluding cash bonuses and Equity-based Awards as defined herein), taking into account the period of service or employment of the Executive Officer, his/her service and employment conditions in the course of such period, ReWalk’s performance during such period, the contribution of the Executive Officer to the achievement of ReWalk’s targets and profits and the circumstances of the termination of employment.

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6.4	Health insurance for US or other Executive Officers - payment for up to 6 months of post-termination health insurance upon termination of employment.

7.	Cash Bonuses

The cash bonus component aims to ensure that ReWalk’s Executive Officers are aligned in achieving ReWalk’s long-term strategic, business and financial objectives. Cash bonuses are, therefore, determined based on both the financial and business results of ReWalk, as well as individual performance. Cash bonuses are rewarded with distinguishable terms to the following Executive Officer populations:

7.1	CEO

7.1.1	80% of the cash bonus will be based on the measurable financial results of ReWalk, such as profit, revenue, asset ratio, etc., as compared to ReWalks’s budget and work plan for the relevant year (the “Financial Objectives”) as well as other business objectives to be determined by the Board on an annual basis (e.g. R&D milestones, quality objectives, etc) (the “Business Objectives”).

7.1.2	20% of the cash bonus may be granted based on the evaluation of CEO’s overall performance by the Compensation Committee and the Board.

7.1.3	The annual cash bonus of the CEO shall not exceed in any given year 250% of the CEO’s annual base salary.

7.2	Non-sales Executive Officers

7.2.1	50% of the cash bonus will be based on the measurable Financial Objectives and Business Objectives of ReWalk as compared to ReWalks’s budget and work plan for the relevant year.

7.2.2	30% of the cash bonus will be based on the achievement and performance of the individual measurable key performance indicators (KPIs), as initially determined at the commencement of each fiscal year (or start of employment, as applicable).

7.2.3	20% of the cash bonus may be granted at the discretion of the CEO of ReWalk, based on the evaluation of the Executive Officer’s overall performance, and subject to the approval of the Compensation Committee and the Board.

7.2.4	The annual bonus for the non-sales Executive Officers will not exceed in any given year 200% of the Executive Officer’s annual base salary.

7.3	Sales Executive Officer

7.3.1	The overall compensation of the sales Executive Officers is specifically designed to motivate their performance. Therefore, the variable element of their compensation (with an emphasis on commission bonuses they receive, as will be defined below) is relatively larger when compared to the variable element of other Executive Officers’ compensation, whereas the fixed element of their compensation is smaller.

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7.3.2	Executive Officer’s targets will be set at the beginning of each year (the “Sales Targets”). Achieving up to 100% of Sales Targets may correspond to up to 100% of the annual base salary of the sales Executive Officer.

7.3.3	Up to 25% of the annual base salary of the sales Executive Officer may be granted at the discretion of the CEO of ReWalk, based on the evaluation of the Executive Officer’s overall performance and subject to the approval of the Compensation Committee and the Board.

7.3.4	The annual cash bonus for the sales Executive Officers will not exceed in any given year 200% of the Executive Officer’s annual base salary.

7.3.5	In the event that all or part of the Sales Targets which were the basis for the payment of the cash bonus were not collected, the excess corresponding bonus may be deducted from a future payment of a cash bonus.

7.4	Adjustment of Targets and Goals

The Compensation Committee and the Board may approve certain adjustments to the Financial Objectives, Business Objectives, Sales Targets and KPIs that were set at the beginning of the year in the event of material changes in the business environment of ReWalk, such as a re-organization of ReWalk, mergers, acquisitions, asset and/or business transfers, and/or material changes to the global business environment in which ReWalk operates.

7.5	Bonus for an extraordinary transaction or effort

In addition to the bonus payout formulas above, when an extraordinary transaction or effort is expected to take place (e.g. a public offering, a merger, an acquisition, a spin-off, a specific task), and subject to the approval of the Compensation Committee and the Board, a special bonus may be determined with respect to all or some of the Executive Officers, provided such special bonus does not exceed 25% of the Executive Officer’s annual base salary.

7.6	Payout in cash or equity based compensation

The Compensation Committee and the Board will have full discretion to convert a portion of an Executive Officer’s annual cash bonus, in lieu of cash, into Equity-based awards and to specify their vesting (and other) terms.

7.7	Partial Bonus Payout

Subject to the conditions and limitations of this Section 7, an Executive Officer that is employed or provides services to ReWalk for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, which will be calculated relatively to the period during which the Executive Officer was employed or provided services to ReWalk out of the entire calendar year.

8.	Equity-based Awards

ReWalk’s Equity-based Awards are aimed at enhancing the alignment between the Executive Officers’ interests and the long term interests of ReWalk and its stakeholders, and to promote the retention of Executive Officers for longer terms.

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Considering the potential for appreciation in the value of ReWalk’s stock in public trading markets as ReWalk grows, such element of compensation is regarded as having long-term incentive value. In addition, since these equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

The Equity-based Awards may be in a form of one or more of various types of equity-based instruments, which may include stock options, restricted stock or restricted stock units in different weights (the “Equity-based Awards”). The weight of each of the equity-based instruments will be determined periodically by ReWalk’s Compensation Committee and Board.

ReWalk may consider arrangements which will enable optimal tax planning for the Executive Officers.

8.1	Executive Officers’ Equity-Based Awards

8.1.1	Equity-Based Awards may be granted upon recruitment of an Executive Officer or from time to time, and while taking into consideration, inter alia, the educational background, prior business experiences, aptitude, qualifications, role, and personal responsibilities of the Executive Officer.

8.1.2	The Equity-Based Awards which may be granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per vesting annum (calculated on a linear basis), the following amounts:

CEO – 500% of the Executive Officer’s annual base salary;

Other Executive Officers – 400% of the Executive Officer’s annual base salary.

However, the aforementioned restriction will not include a cash bonus which was converted into Equity-based Awards as described above.

8.1.3	The Compensation Committee and the Board also considered setting a cap on value for Equity-based Awards at the time of exercise and concluded that this would not be advisable for ReWalk.

8.1.4	Such Equity-based Awards shall vest over a minimum period of 3 years.

8.1.5	Equity-based Awards will expire within 10 years as of their grant date.

8.1.6	Equity-based Awards in the form of stock options will have an exercise price which is not lower than the fair market value of ReWalk’s share on the date of grant.

8.2	Acceleration of Equity-based Awards

Upon the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan), the vesting of up to 100% of the unvested Equity-based Awards granted to an Executive Officer may be accelerated. Acceleration of Equity-based Awards may also apply upon certain events of termination of employment or services, all in accordance with the terms of the applicable equity incentive plan of ReWalk.

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9.	Overall compensation - Ratio between fixed and variable compensation

9.1	We believe that the Compensation Policy must motivate our Executive Officers to drive ReWalk’s business and financial results and is designed to reward significantly on sustainable performance over the long term. Accordingly, the structure of ReWalk’s Compensation Policy is established to tie the compensation of each Executive Officer to ReWalk’s financial and strategic achievements and to enhance the alignment between the Executive Officers’ interests with the long term interests of ReWalk and its stakeholders.

9.2	With the above considerations in mind, ReWalk will target a ratio between the fixed compensation (base salary) and the variable compensation (cash Bonus; Equity-based Awards) of up to 1:7.5 for CEO and 1:6 for other Executive Officers.

9.3	The ratio above express the targeted range in the event that all performance measures are achieved at target levels.

10.	Internal Compensation Ratio

10.1	In the process of composing this Compensation Policy, the Compensation Committee and the Board have examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of ReWalk (including agency contractors, if any) (the “Internal Ratio”).

10.2	The possible ramifications of the Internal Ratio on the work environment in ReWalk were examined, and will be periodically reviewed by the Compensation Committee and the Board, in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in ReWalk.

11.	Compensation of members of ReWalk’s Board

11.1	Compensation of non-executive directors

The non-executive members of ReWalk’s Board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

In addition, the non-executive members of ReWalk’s Board may be eligible to participate in ReWalk’s equity plans. Such Equity-based Awards will not exceed in value (based on accepted valuation methods), on the date of grant, $500,000, per vesting annum (calculated on a linear basis). Equity-based awards will vest over a period of not less than 2 years. The provisions of Section 8.2 above regarding acceleration of vesting will apply, mutatis mutandis, to Equity-based Awards granted to non-executive members of ReWalk’s Board.

12.	Exculpation, indemnification and insurance

12.1	Exculpation

ReWalk may exculpate the members of its Board and its Executive Officers from a breach of duty of care, to the extent permitted by applicable law.

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12.2	Indemnification

ReWalk may indemnify the members of its Board and its Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, all subject to applicable law.

12.3	Insurance

ReWalk will provide “Directors and Officers Insurance” the members of its Board and its Executive Officers. The maximum aggregate coverage for any such insurance policy will not exceed USD 50,000,000, and the annual premium payable for such coverage will not exceed USD 500,000.

13.	Board’s discretion to reduce compensation elements

13.1	The Board may, at its sole discretion, approve compensation terms which are lower than the amounts described herein.

13.2	The Board has the right to reduce any variable compensation to be granted to an Executive Officer due to special circumstances determined by the Board.

14.	Compensation recovery (Claw-back)

14.1	In the event of an accounting restatement, ReWalk shall be entitled to recover from any Executive Officer bonus compensation paid, in the amount of the excess over what would have been paid under the accounting restatement, with a 36 month (three-year) look-back from the date of the restatement.

14.2	The compensation recovery may apply to former Executive Officers of ReWalk. ReWalk will only seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

14.3	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required because of changes in the applicable financial reporting standards.

14.4	Nothing in this Section 14 derogates from any other “Claw-back” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

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Exhibit B - Proposed Compensation Package for our External Directors

The compensation of our external directors is governed by regulations promulgated under the Companies Law (the “Compensation Regulations”). In accordance with the Compensation Regulations, we propose to pay our external directors, both of whom have been designated as experts by our Board of Directors, the maximum annual fee and the maximum per meeting attendance fee set forth in the Compensation Regulations for experts. The amounts payable by a company to external directors under the Compensation Regulations are based on the amount of the company’s shareholders’ equity as of the end of the previous year. Accordingly, we expect to pay our external directors NIS 83,480 (approximately $22,030 based on current exchange rates) per year and NIS 4,390 (approximately $1,160 based on current exchange rates) per meeting, as such amounts were and may be adjusted from time to time pursuant to changes in the Israeli Consumer Price Index, in accordance with applicable law.

In addition, each of our external directors will receive the same option grant as our other directors who are not officers of, or otherwise employed by, ReWalk.

Directors will also be entitled to reimbursement of expenses pursuant to the Compensation Regulations and our Compensation Policy, as approved from time to time by the Compensation Committee.

The currency translations set forth above are provided for the purpose of convenience, based on the representative exchange rate published by the Bank of Israel on November 3, 2014. All cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to the Compensation Regulations from time to time.

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Exhibit C – CEO and President & CTO 2014-2016 Bonus Plan

The following bonus plan has been established for compensation of the CEO and the President & CTO in a manner that is aligned with the strategic business interest of ReWalk as determined by the Board of Directors. ReWalk has a number of financial goals and key operating targets to reach the objectives of the business plan.

The plan is established with specified categories and relative weights attached to each objective, to match the strategic business plan of ReWalk. For each year, the Compensation Committee and the Board of Directors will establish ReWalk’s operating and financial plan, and will set annual objectives to match the business goals of the company. Some of these objectives are quantitative (such as unit sales, total revenue dollars and gross margin percentage) while others are tied to annual milestones that will be set annually as the business develops. Each of our CEO and President & CTO will be entitled to a bonus equal to 35% of his base salary (our CEO’s base annual salary is currently $340,000 and our President & CTO’s base annual salary is currently NIS 630,000 (approximately $166,225)) for meeting 100% of the plan objectives set by the Board of Directors, with appropriate adjustment for performance that is below or above plan, provided that in no event shall the maximum bonus exceed 2½ times the target bonus.

At the beginning of each of the years 2015, 2016 and 2017, ReWalk’s Compensation Committee will evaluate the achievement by the CEO and the President & CTO of the individual performance goals in each of the above categories, as set in advance for the preceding year by the Compensation Committee and the Board of Directors (for 2014, by the Board of Directors). Achievement of the quantitative objectives will be performed on a sliding scale in a linear method. Achievement of the milestone-based objectives will be measured based on the various components of the milestones. For example, there may be several milestones in a given category, and the Board of Directors may determine at the beginning of the year that achievement of two of the milestones in the specific category will be deemed to equal 100% of plan, while each additional milestone will represent a specified percentage of the plan.

Objective	2014 % weight	2015 % weight	2016 % weight
Sales by Unit	10%	15%	20%
Revenue Total Dollars	5%	10%	10%
Gross Margin	5%	10%	10%
R&D Milestones	10%	15%	10%
Regulatory Milestones	20%	10%	10%
Reimbursement Milestones	20%	10%	10%
Quality Measurements	10%	10%	10%
Board Discretion	20%	20%	20%

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Exhibit D – Terms of Awards to our Chief Executive Officer

1.	Cash Bonus: $85,000

2.	RSU Award: 30,175 RSUs, under the terms of the Plan (each, an “RSU Award”), with 1/4 of such RSUs to vest on the first anniversary of their grant and 1/16 of such RSUs to vest at the end of each three-month period thereafter, subject to acceleration as described below under “Option Grant - Acceleration.”

3.	Option Grant

a.	Number of Options: Options to purchase 62,864 of the Company’s ordinary shares (the “Options”).

b.	Vesting Schedule: 1/48 of the Options shall vest and become exercisable at the end of each month from the date of their grant.

c.	Exercise Price: Closing sale price of the Company’s ordinary shares as quoted on NASDAQ on the date of the grant of the Options.

d.	Acceleration: 100% of the then unvested shares subject to the Options shall be automatically vested upon the occurrence of an Exit Event (as defined below) and the termination of the Chief Executive Officer’s employment within 12 months following such Exit Event by ReWalk Robotics, Inc or its successor (the “US Subsidiary”) other than a termination for cause as defined in the Chief Executive Officer’s employment agreement in effect as of the date hereof (the “Employment Agreement”);

OR

upon a termination of the Chief Executive Officer’s employment by the US Subsidiary without cause (as defined in the Employment Agreement) or by the Chief Executive Officer for Good Reason (as defined in the Employment Agreement) prior to an Exit Event, any unvested portion of the Options which would have vested during the 6 months following such termination had the Chief Executive Officer remained employed by the US Subsidiary over such period will automatically be vested.

“Exit Event” means (i) a sale of all or substantially all of the assets of the Company, (ii) a sale (including an exchange) of all or substantially all of the shares of the Company, (iii) a merger, acquisition, consolidation or amalgamation in which the Company is not the surviving corporation, (iv) a reverse merger in which the Company is the surviving corporation but the shares of the Company outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities and/or cash or otherwise (v) a scheme of arrangement for the purpose of effecting such sale, merger, acquisition, consolidation or amalgamation, (vi) such other transaction that is determined by the Board to be a transaction having a similar effect.

Expiry: Ten (10) years as of date of grant unless terminated earlier pursuant to the 2014 Equity Incentive Plan.

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